

October 29, 2014

Via E-mail
Mr. Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
Universal Corporate Center
King of Prussia, Pennsylvania,   19406

>      **Re:**    **Universal Health Services, Inc.**
>              **Form 10-Q for the Quarterly Period Ended June 30, 2014**
>              **Filed August 8, 2014**
>              **File No. 001-10765**

Dear Mr. Filton:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Charity care and uninsured discounts, page 36

1.  Please provide us analysis explaining why your allowance for doubtful accounts decreased from $395 million at December 31, 2013 to $237 million at June 30, 2014. Include in your response a roll forward of activity within the allowance for the six months ended June 30, 2014 with explanation of how you determined that provision was reasonable and with the details of write-offs.  Explain why your allowance which is 16.3% of accounts receivable at June 30, 2014 is adequate as compared to 26.1% as of December 31, 2013.  Further, provide us proposed disclosure to be included in your future filings beginning with your September 30, 2014 Form 10-Q explaining and analyzing the adequacy of your allowance as a percentage of accounts receivable and

discussing the effects of the decrease in your allowance on your 2014 results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 if you have questions regarding the comment.  In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant